UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol S.A. hereby designates this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3, as filed with the SEC on July 26, 2013 (File No. 333-190198).

Exhibits

Exhibit 99.1 Interim Consolidated Financial Statements for the three-month periods ended March 31, 2015 and 2014, as at March 31, 2015, December 31, 2014 and the opening statement of financial position at January 1, 2014.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Alberto Vargas Peñalosa
	Name:	Alberto Vargas Peñalosa
	Title:	Acting Chief Financial Officer

Date: June 23, 2015

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RECENT DEVELOPMENTS

The following discussion of Ecopetrol S.A.’s (which we refer to as “Ecopetrol,” the “Company” or “we”) results of operations for the three-month periods ended March 31, 2015 and 2014 should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on April 28, 2015 (which we refer to as the “Form 20-F”) and, in particular, “Section 3—Business Overview” and “Section 4—Financial Review” in the Form 20-F, and with our unaudited interim financial statements as of March 31, 2015 as filed with the SEC as Exhibit 99.1 to this Form 6-K (which we refer to as the “unaudited interim financial statements”). We hereby designate this report on Form 6-K as being incorporated by reference into our registration statement on Form F-3, as filed with the SEC on July 26, 2013 (File No. 333-190198).

As indicated in paragraphs 9 and 18 of the International Accounting Standard 27 “Consolidated and Separated Financial Statements” we must present our financial information on a consolidated basis as if they were a single entity, combining the financial statements of Ecopetrol S.A. and its subsidiaries line by line, adding assets, liabilities, shareholder’s equity, revenues and expenses of similar nature, removing the reciprocal items among members of our corporate group and recognizing non-controlling interest. Our financial results for the first quarter of 2015 and results for the corresponding 2014 period were prepared on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board (which we refer to as “IFRS”) and are not comparable with our previously issued financial results for the first quarter of 2014 which were prepared in accordance with the Public Accounting Regime (Régimen de Contabilidad Pública) as adopted by the Colombian National Accounting Office (Contaduría General de la Nación).

Overview

Ecopetrol’s financial results for the first quarter of 2015 reflect the negative effect of international oil crude prices, which was partially offset by growth in production and the good performance of its midstream and downstream segments, the solid production of its upstream segment and favorable operating conditions. Ecopetrol’s net income for the three-month period ended March 31, 2015 was Ps$160 billion, compared with Ps$3,888 billion for the first quarter of 2014, a decrease of 95.9%. Average production (including interests in affiliates and subsidiaries) was 773.4 mboed, which reflects an increase of 1% compared to the first quarter of 2014. Refining margin has continued to improve, reaching US$18.2 per barrel in the first quarter of 2015, and total volumes transported during the first quarter of 2015 were 1,273.5 mbd, a 6% increase compared to 1,200.1 mbd transported during the first quarter of 2014.

During the first quarter of 2015, international crude oil prices reached their lowest level in six years. As reported by Bloomberg, on January 13, 2015 the price of Brent crude reached US$46.6 per barrel, which is less than half of the January 2014 price, in response to two market factors: first, market surplus due to world supply rising more quickly than demand; driven mostly by shale production in the United States, and second, weaker-than-expected demand from Asian and European economies.

The global economy in the first quarter of 2015 has been negatively affected by China’s economy continuing to slow down and continued weak results in the United States. Also, as a consequence of the decrease in oil prices since the third quarter of 2014, oil-producing countries have cut back investment significantly, impacting not only the oil sector, but also labor and currency markets, particularly in non-dollar denominated economies. Several of the emerging market economies have lost their historical appeal as engines of growth, with Brazil, Venezuela, Argentina, Russia and Greece (among others) being burdened with large public sector debt. World trade volumes decreased by more than 1% (imports and exports), with export volumes declining globally during the first quarter of 2015. Import volumes increased at a low rate and remained relatively positive in advanced economies, offsetting the decrease in exports, but dropped severely in most emerging market economies outside of Latin America.

The collapse in oil prices has taken a larger-than-expected toll on the Colombian economy. While above the Latin America-wide average, GDP growth for 2015 is expected to be lower than that for 2014 (4.6%) due to decreased private and public consumption, partly as a result of inflationary base effects but also in response to the impact of lower oil prices. Colombia’s Central Bank has left its main policy interest rate at 4.5% since August 2014 and is unlikely to adjust it in the short term in response to accelerated currency weakening in late 2014 and the first quarter of 2015. Although the annualized inflation rate surpassed the Colombian Central Bank’s target range (2% - 4%) in February and March, inflation is expected to remain within the Central Bank’s target range in the medium-term. In conjunction with these macroeconomic changes, the Colombian Peso has experienced a decline in the terms of its exchange rate to the U.S. Dollar, the currency in which many of our financing arrangements are denominated in, which now stands at an average of Ps$2,469/US$1 for the first quarter of 2015.

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Results of operations for the three-month period ended March 31, 2015 compared to the three-month period ended March 31, 2014.

The following table sets forth components of our unaudited unconsolidated income statement for the three-month periods ended March 31, 2015 and 2014.

	For the three-month period
	ended March 31,		% Change
	2015	2014
	(Pesos in millions)
Revenues
Total revenue	12,300,855	17,971,324	(31.6%)
Cost of sales	8,554,637	10,768,934	(20.6%)
Gross margin	3,746,218	7,202,390	(48.0%)

Operating expenses	1,388,370	937,724	48.1%
Operating income	2,357,848	6,264,666	(62.4%)

Financial Income (expenses), net	(1,530,274)	(120,912)	> 500%
Share of profit of associates	744	15,314	(95.1%)
Income before income tax	828,318	6,159,068	(86.6%)

Provision for income tax	472,376	2,094,229	(77.4%)
Consolidated net income	355,942	4,064,839	(91.2%)
Non-controlling interests	195,912	176,738	10.8%
Net income attributable to equity holders of Ecopetrol	160,030	3,888,101	(95.9%)

Total Revenues

The following table sets forth our foreign and local sales of crude oil, natural gas and refined products for the three-month periods ended March 31, 2015 and 2014.

	For the three-month period ended March 31,		% Change
	2015	2014
Crude oil:
Local sales (mbod)	20.1	30.4	(33.9%)
Foreign sales (mbod)	570.4	521.6	9.4%
Average price per local barrel (USD/bl)	34.8	83.4	(58.3%)
Average price per export barrel (USD/bl)	45.0	95.9	(53.1%)

Natural gas:
Local sales (mboed)	81.4	79.8	2.0%
Foreign sales (mboed)	16.2	24.0	(32.5%)
Average local price (USD/bl)	23.0	22.1	4.1%
Average export price (USD/bl)	27.5	31.8	(13.5%)

Refined products (including petrochemicals and industrial products):
Product local sales (mboed)	276.5	264.9	4.4%
Foreign sales (mboed)	72.7	108.4	(32.9%)
Average local price per barrel (USD/bl)	72.1	115.7	(37.7%)
Average export price per barrel (USD/bl)	52.8	97.2	(45.7%)

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In the three-month period ended March 31, 2015, total revenues decreased by 31.6% as compared to the same period in 2014, as a result of the combined effect of:

•	The decrease of Ps$8,221,088 million in revenues as a result of the reduction of Ecopetrol’s average export basket by US$51.3 per barrel.

•	The devaluation of the Colombian peso against the U.S. dollar, from an average exchange rate of Ps$2,004/US$1 in the first quarter of 2014 to an average exchange rate Ps$2,469/US$1 in the first quarter of 2015, resulting in an increase in sales revenue of Ps$2,094,782 million.

•	Increased revenues from services provided by our transportation and logistics segment to third parties, mainly as a result of exchange rate effects on U.S. dollar-denominated transportation tariffs (Ps$248,486 million).

•	Increased sales volumes of 8 mboed (Ps$207.353 million) mainly due to:

-	The 0.8% increase in local sales volume in the first quarter of 2015, which is explained mainly by increased sales of gasoline, natural gas, fuel oil and liquefied petroleum gas to meet increased demand in Colombia.

-	The 0.8% increase in volume exported in the first quarter of 2015, which is explained primarily as the net effect of: 1) increased crude oil exports due to Ecopetrol’s increase in production and increased purchases from third parties and 2) decreased natural gas exports due to the natural decline of production at the Guajira field.

Cost and Expenses

The following table sets forth the components of our cost of sales, operating expenses and operating income for the three-month periods ended March 31, 2015 and 2014.

	For the three-month period ended March 31,		% Change
	2015	2014
	(unaudited) (Pesos in millions)

Fixed cost of sales	2,118,078	2,149,353	(1.5%)
Variable cost of sales	6,436,559	8,619,581	(25.3%)
Total cost of sales	8,554,637	10,768,934	(20.6%)
Operating expenses	1,388,370	937,724	(48.1%)
Operating income	2,357,848	6,264,666	(62.4%)

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Cost of sales

Our total cost of sales is comprised of fixed and variable cost of sales.

Our fixed cost of sales includes, among other items contracted services, labor costs, maintenance, taxes and depreciation. Our fixed cost of sales decreased by 1.5% (Ps$31,275 million) in the three-month period ended March 31, 2015 as compared to the same period in 2014, primarily as a result of:

a) Reductions in:

- Costs associated with maintenance and contracted services: a Ps$99,326 million reduction of such costs principally at Ecopetrol as a result of optimizations of maintenance plans and contracted services achieved during the first quarter of 2015, among others, including the restructuring of services, lower levels of contracted services used and tariff re-negotiation for maintenance contracts.

- A Ps$5,059 million decrease in other minor items.

b) Increases in:

- A Ps$37,248 million increase in depreciation of property, plant and equipment, which resulted mainly from the increase in assets and capitalizations of costs related to shutdowns at the Barrancabermeja refinery due to previously scheduled maintenances.

- A Ps$35,862 million increase in labor costs, mainly resulting from the signing of the collective bargaining agreement in the second quarter of 2014 and an increase in employees hired during the first quarter of 2015 following a hiring freeze that was instituted at Ecopetrol during the four months prior to the 2014 Colombian presidential elections, pursuant to applicable law.

Our variable cost of sales includes, among other items, purchases of hydrocarbons from the Agencia Nacional de Hidrocarburos (the “National Agency of Hydrocarbons” or “ANH”), purchases of crude oil from business partners, imported products, hydrocarbon transportation services and depletion of fields and inventories. Our variable cost of sales decreased by 25.3% (Ps$2,183,022 million) in the three-month period ended March 31, 2015 as compared to the same period in 2014 primarily as a result of:

a) A Ps$1,830,672 million decline in the purchase costs of crude oil, gas and refined products due to the net effect of:

- Lower average purchase prices due to the decline in international benchmark prices: -Ps$2,770,504 million.

- A 23% decline in the average exchange rate of the Colombian peso against the U.S. dollar: Ps$622,889 million.

- An increase in volumes purchased from third parties, principally Vasconia crude purchases from Pacific Rubiales beginning in November 2014 due to the Barrancabermeja refinery’s increased need for light and medium crude oil, and increased gasoline imports to meet increased demand in Colombia Ps$316,943 million.

b) A Ps$304,287 million decrease in inventories due to a decline in the value of inventories on a lower cost basis in the first quarter of 2015.

c) Decreased transportation costs in an amount of Ps$65,006 million, mainly as an decrease in the use of tanker trucks as a result of the increased availability of pipelines due to operative stability and improved environmental conditions for the operation during the first quarter of 2015.

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d) Increased amortizations, depreciations and depletion during the first quarter of 2015, primarily as a result of increased incorporation of reserves in 2014. The reserves added in 2014 is the base for the amortization and depletion of oil investments in 2015 (Ps$44,711 million).

e) An impairment in the value of fuel oil inventories of Ps$37,276 million.

f) Other minor variable items resulting in an increase of Ps$24,378 million.

Operating expenses

In the three-month period ended March 31, 2015 as compared to the same period in 2014, our operating expenses increased by 48% (Ps$450,646 million), as a result of the net effect of:

-	An increase in taxes due to the wealth tax applicable for the year 2015 (Ps$611,944 million) while no accrual was made for wealth tax expenses in 2014. For purposes of our first-time adoption of IFRS, this item is registered in the 2015 opening balance.

-	A Ps$47,414 million increase in non-capitalizable items associated with the Cartagena refinery project, a Ps$34,192 million increase in labor costs, a Ps$19,442 million increase in depreciation and a Ps$16,694 million increase in other minor expenditures.

-	A Ps$279,040 million decrease in exploratory expenditures, as a result of decreased seismic activity and fewer dry wells reported in the period.

Financial income (expenses), net

The following table sets forth our financial income (expenses), net for the three-month periods ended March 31, 2015 and 2014.

	For the three-month period ended March 31,		% Change
	2015	2014
	(Pesos in millions)
Foreign exchange (loss) gain, net	(1,174,852)	22,993	>(500%)
Interest expenses	(291,785)	(142,019)	105.5%
Other liabilities financial costs	(134,320)	(153,196)	(12.3%)
Other finance income (expenses), net	70,683	151,310	(53,3%)
Finance income (expenses), net	(1,530,274)	(120,912)	>(500%)

Our financial income (expenses), net decreased by Ps$1,409,362 million as a result of the net effect of:

-	An exchange rate loss of Ps$1,197,845 million. During the first quarter of 2014 an exchange rate income of Ps$22,993 million was recorded while in the same period of 2015 an expense of Ps$1,174,852 million was recorded, which resulted from the effect of the depreciation of the peso against the U.S. dollar on Ecopetrol’s net U.S. dollar liability position at March 31, 2015.

-	A Ps$149,766 million increase in interest expenses derived from an increased level of indebtedness.

-	A Ps$61,750 million increase in other financial expenditures.

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Income before income taxes

Income before income taxes decreased by 86.6% in the three-month period ended March 31, 2015, as compared to the same period in 2014, as a result of the above mentioned factors.

Income tax

The 77.4% decrease in our income tax expenditure is mainly explained by the company’s lower revenues during the first quarter of 2015 as compared to the corresponding period of 2014. However, our effective income tax rate increased in 2015 due to the application of the presumptive income tax method instead of the liquid tax method in the income tax calculation. We calculated our income tax using an effective tax rate of 57%.

Net income attributable to equity holders of Ecopetrol

As a result of the foregoing, net income attributable to the equity holders of Ecopetrol decreased by 95.9% (Ps$3,728,071 million) in the three-month period ended March 31, 2015 as compared to the same period in 2014.

Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity in the three-month period ended March 31, 2015 were cash generated from operations in an amount of Ps$3,298,996 million and cash from financing activities, mainly from additional indebtedness, which totaled Ps$5,056,025 million.

Our principal uses of liquidity in the three-month period ended March 31, 2015 were: 1) Ps$2,979,671 million for investments in natural and environmental resources and reserves and additions to our property, plant and equipment, 2) Ps$963,677 million for debt and interest payments, 3) purchases net of other financial assets amounting to Ps$869,689 billion and 4) dividend payments amounting to Ps$181,704 billion.

For 2015, on a consolidated basis, we expect our major cash needs to include planned capital expenditures amounting to approximately US$7,860 million, approximately 61% of which corresponds to exploration and production activities, 23% to refining and petrochemical activities and 16% to transportation and logistics.

Use of Funds

Capital Expenditures

We plan to meet our budgeted capital expenditures for the next two to three years mainly through cash from operating activities. We also expect to access local and international financial markets to fund part of our capital expenditures.

Cash from operating activities

Net cash provided by operating activities decreased by 25% (Ps$1,099,168 million) in the three-month period ended March 31, 2015, as compared to the same period in 2014, mainly due to a 48% decrease in our gross income resulting from the decrease in international prices of crude oil and higher operating expenses due to the wealth tax applicable for 2015, the effect of which was partially offset by a lower income tax paid due to decreased revenues in the first quarter of 2015 as compared with the first quarter of 2014.

Cash used in investing activities

In the three-month period ended March 31, 2015, net cash used in investing activities increased to Ps$3,767,358 million as compared to Ps$1,510,855 in the same period in 2014. This increase is primarily the result of a higher net purchases of other financial assets in an amount of Ps$1,511,033 million due to investment of funds received from new debt incurred and higher capital expenditures in an amount of Ps$618,105 million mainly at the Cartagena refinery, in the Rubiales, Quifa, Castilla, Cira Infantas fields and as a result of the expansion of the Acacias and Castilla facilities.

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Cash provided (used) in financing activities

In the three-month period ended March 31, 2015, net cash provided from financing activities increased by Ps$5,520,278 million mainly due to an increase in borrowings of Ps$3,615,692 million as compared with the same period in 2014 and a Ps$1,146,340 million decrease in dividends paid during the first quarter of 2015 as compared to the corresponding period of 2014 due to the last payment of dividends from 2012 having been made in the first quarter of 2014.

Dividends

On March 26, 2015, at the ordinary general shareholders’ meeting, our shareholders approved dividends for the fiscal year ended December 31, 2014 amounting to Ps$5,468,521 million, or an ordinary dividend of Ps$133 per share. Dividends declared will be paid in a lump sum to minority shareholders on June 22, 2015 (Ps$629,344 million). Dividends declared will be paid to the Nation according to the payment schedule set forth below:

Month and Year of Payment	Total Dividend (in Ps$ millions)

October 23, 2015	1,383,000
November 20, 2015	1,383,000
December 15, 2015	1,383,000
Between December 21, 2015 and March 11, 2016	690,177

Total	4,839,177

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FORWARD-LOOKING STATEMENTS

This current report on Form 6-K contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Most facts are uncertain because of their nature. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “should,” “plan,” “potential,” “predicts,” “prognosticate,” “project,” “target,” “reach,” “seek,” “contemplate”, “achieve” and “intend,” among other similar expressions, are understood as forward-looking statements. These factors may include the following:

•	our exploration and production activities, including drilling;

•	import and export activities;

•	our liquidity, cash flow and sources of funding;

•	our projected and targeted capital expenditures and other cost commitments and revenues; and

•	dates by which certain areas will be developed or will come on-stream.

Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of factors. These factors may include, but are not limited to, the following:

•	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•	competition;

•	our ability to obtain financing;

•	our ability to find, acquire or gain access to additional reserves and our ability to develop existing reserves;

•	uncertainties inherent in making estimates of our reserves;

•	significant political, economic and social developments in Colombia and other countries where we do business;

•	natural disasters, military operations, terrorist acts, wars or embargoes;

•	regulatory developments, including regulations related to climate change;

•	receipt of government approvals and licenses

•	technical difficulties; and

•	other factors discussed in the Form 20-F under “Risk Factors.”

All forward-looking statements attributed to us are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this current report on Form 6-K.

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